Andrew B. Szafran
Senior Vice President & CFO
May 7, 2010
Via EDGAR & Overnight Mail
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Patrick Gilmore, Accounting Branch Chief Mail Stop 4561

Re:	APAC Customer Services, Inc. Form 10-K for Fiscal Year Ended January 3, 2010 Filed March 1, 2010; Form 8-K Filed February 19, 2010 File No. 000-26786
Dear Mr. Gilmore:
This letter sets forth the responses of APAC Customer Services, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated April 20, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended January 3, 2010 (the “Form 10-K”) and the Form 8-K filed February 19, 2010.
We have reproduced below each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in italics. The Company’s responses in this letter correspond to the numbers in the Staff’s comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended January 3, 2010
Item 1A. Risk Factors, page 13
1.
Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Several of your current risk factor subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:

2333 Waukegan Rd., Suite 100 Bannockburn, Illinois 60015 www.apaccustomerservices.com	v 847.374.1949 f 847.945.1244 abszafran@apacmail.com

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

•	“Our success is subject to the terms of our client contracts;”
•	“Our principal shareholder can exercise significant control over us;”
•	“Our success depends on the retention of key personnel;”
•	“We operate in a highly competitive environment;”
•	“Our business and our clients’ businesses are subject to federal and state regulation and industry standards;” and
•	“Our industry is subject to rapid technological change.”
In future filings, please ensure that you succinctly state in each risk factor subheading the risks that result from the facts or circumstances facing the company. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect.
RESPONSE:
In the Company’s future filings we will succinctly state in each risk factor subheading the risks that results from the facts or circumstances facing the Company. We will phrase each risk factor sub-caption in the form of a statement of cause and effect. As examples, we note the following revised versions of previously stated sub-captions:
•
Our success is subject to the terms of our client contracts and if we are unable to continue operating under existing client contracts or renew existing client contracts with terms favorable to the Company, our results of operations and financial condition may be adversely affected by the loss of clients or by the less favorable terms.

•	Our principal shareholder can exercise significant control over the company and, as a result of such control may be able to exert considerable influence over our future direction and operations.
•
Our success depends on our ability to recruit and retain a sufficient number of qualified key personnel and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

•	We operate in a highly competitive industry and our financial results may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors.
•
Our business and our clients’ businesses are subject to federal and state regulation and industry standards and the costs of compliance with, or liability for violation of, existing or future regulations or standards could significantly increase our costs of doing business.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

•
Our business is subject to rapid changes in technology and if our technology is rendered obsolete or we are unable to compete effectively, our operating results and financial condition could be materially and adversely affected.

Item 7. Management’s Discussion and Analysis of financial condition and Results of Operations, page 25
2.
We note from your earnings call for the fourth quarter of 2009, held on February 19, 2010, that during 2009 you migrated portions of your internal business functions to the Philippines and that this was a step in APAC’s evolution into a leading global competitor. Please tell us whether this change had a material impact on your operating results in 2009 and whether it constitutes the beginning of an initiative or trend that should be addressed in the overview section of your Management’s Discussion. Refer to Section III.A of SEC Release No. 33-8350.

RESPONSE:
We considered Section III. A of SEC Release No. 33-8350 in our discussion of the financial and operational benefits achieved from the migration of certain functions to our Philippine facilities. The functions that were moved to the Philippines primarily consisted of select accounting and finance roles, particularly related to the billing process, certain information technology positions, and work force management roles, which involve scheduling our customer service representatives to handle service calls for our clients.
The positions moved offshore were part of the cost savings initiatives, along with the refinancing of our debt and steps taken to improve our operating efficiencies, implemented starting in 2008 and continuing into 2009 in an effort to reduce our overhead costs as stated in the overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the 10-K. The cost savings initiatives resulting from migrating certain business functions offshore are part of an effort to reduce overall costs of service delivery, but the actions taken were not material to the overall financial results of operations and are not indicative of a trend to move significant operations to the Philippine facilities. The financial benefits achieved from moving these positions to the Philippines were immaterial to the financial results and, therefore, were not specifically addressed in the Management’s Discussion and Analysis in our filing. The benefits achieved are part of the other cost savings obtained through continuing efforts to maintain expense control as addressed in the comparison of the results of operations in the MD&A.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

Results of Operations, page 27
3.
We note that you reversed substantially all of your tax valuation allowance in the fourth quarter of fiscal year 2009. Please tell us how you considered providing MD&A disclosure in prior periodic filings alerting readers to the reasonable likelihood that a change in your assessment could have a significant impact on future results. In this regard, it appears that cumulative earnings for the twelve quarters ended September 27, 2009 may have represented a known trend indicative of a potential change in your income tax provision. Please refer to Section III.B.3 of SEC Release 33-8350.

RESPONSE:
We considered Section III.B.3 of SEC Release 33-8350 when addressing the potential for reversing the valuation allowance that had been established against our deferred tax assets in the Management’s Discussion and Analysis in our filings. The Company was in a cumulative loss position in the first quarter of 2009. We believe that disclosure of the potential to reverse the valuation allowance at that time would have been premature as the Company had no positive income quarters in 2007 and only two quarters of positive pretax income in 2008.
In the second quarter of 2009, we disclosed in the income tax footnote to the financial statements, Note 10 on page 15 of the Form 10-Q second quarter 2009, that the Company was no longer in a cumulative loss position. Notwithstanding this disclosure, we continued to believe that there was uncertainty in our ability to realize the deferred tax assets given the extraordinary volatility in the economic environment and the relatively short period of time during which the Company was profitable. In consideration of these circumstances, the Company concluded it was appropriate to continue to maintain the valuation allowance until a longer period of sustained profitability was achieved and greater certainty of the macroeconomic effects on the Company’s business could be ascertained. It is important to note that the Company’s business is highly influenced by the business performance of its customers and we believe the highly volatile economic environment could adversely impact the operations of our clients, which ultimately would affect our profitability.
Several of our key verticals and clients were particularly impacted by the economy in 2009. Two of our major clients in the publishing vertical had declared bankruptcy and many others were experience significant deterioration in the financials results. We saw a significant decline in business from our business services vertical, which represents 20% of our total revenue. We saw a $10 million decline in revenue from the Medicare Part D program, which represented nearly $12 million in annual revenue in 2008. Also, we were experiencing pressure on pricing from the clients in our telecommunications and healthcare verticals, our two main verticals which account for 66% of our business.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

Given the fact that the reversal of the valuation allowance was primarily based on the assumption of future income and this is a highly subjective aspect for determining the need for a valuation allowance, we felt that it would be prudent to achieve a sustainable trend of profitability before reversing the valuation allowance. The Company had incurred several years of operating losses and its return to profitability came at an extraordinarily volatile economic environment, creating uncertainty in the Company’s ability to sustain its return to profitability. We believe that it was necessary for the uncertainty to abate and sustained profitability to be demonstrated in order to overcome the “more-likely-than-not presumption” necessary to reverse the valuation allowance.
Management continually monitored expectations of future income and, based on the weight of profitability over the recent quarters, determined in Q4 that there would be sufficient future income to reverse the valuation allowance with a “more likely than not” level of certainty of realizability.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 44
4.
We note that you combine cash inflows from stock option transactions and excess income tax benefits on a single line within your financing activities section. We also note that you have not presented excess income tax benefits as an outflow within your operating activities section. Please tell us how you considered the disclosures required by ASC 230-10-45-14(e) and 17(c).

RESPONSE:
We considered ASC 230-10-45-14(e) (ASC 230) which provides guidance on the treatment of cash flows from financing activities. ASC 230 indicates that cash retained as a result of the tax deductibility of increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services that are recognizable for financial reporting purposes should be reflected as a cash flow from financing activity. The amount of $4,462,000 presented in the cash provided by financing activities section of the statement of cash flows does include the excess tax benefits, although we have not disclosed this amount separately.
ASC 230-10-45-17(c) indicates that cash payments to governments for taxes, duties, fines and other fees or penalties and the cash that would have been paid for income taxes if increases in the value of equity instruments issued under share-based payment arrangements that are not included in the cost of goods or services recognizable for financial reporting purposes also had not been deductible in determining taxable income are to be presented as cash outflows from operating activities. (This is the same amount reported as a financing cash inflow pursuant to ASC 230). The deferred income tax amount of $24,763,000 reported as cash used in operating activities also includes the excess tax benefits, because for fiscal year 2009, they result in a change in our deferred income taxes.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

The Company is utilizing some of its net operating loss carry-forward in 2009. Therefore, the Company can elect to use the tax law ordering method to account for the excess tax benefits recognized upon stock option exercises. This method allows for the excess tax benefits to be taken into account when calculating our deferred tax asset for net operating losses. The Company’s deferred tax assets decreased in fiscal year 2009 due to the taxable income generated. Since it is permitted to take into consideration the excess tax benefit resulting from stock option exercise, the decline in our deferred tax assets is reduced by the amount of the excess tax benefit recorded in fiscal year 2009. As such, the tax effect of the excess tax benefit is included in the deferred income taxes in the statement of cash flows.
In future filings we will disclose separately this amount in the statement of cash flows as cash provided by financing activities and cash used in operating activities.
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies and Estimates
Revenue recognition, page 45
5.
Please tell us more about your accounting for revenues and costs related to your arrangements that include separate pricing for implementation services and refer to any authoritative guidance you relied upon when determining your accounting. As part of your response:

•
Please describe the circumstances in which you use proportional performance versus those in which you recognize these revenues on a straight-line basis. Also, tell us how you apply the proportional performance method to these arrangements; and

•
Please explain your basis for expensing the costs related to these arrangements as incurred rather than deferring the costs over the related ongoing service revenue like your other implementation arrangements.

RESPONSE:
Part 1
When the Company acquires new clients, there are typically costs incurred during the implementation or training phase related to such activities. These costs include setting up training programs, IT implementation, hiring of customer service representatives and supervisors, etc.. At the completion of this phase, the Company generally enters the “production phase” at which time we begin formally handling calls for our client programs.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

The guidance in ASC 605-25-5, Revenue Recognition — Multiple Element Arrangements (ASC 605) formerly (Paragraph 9(a) of EITF Issue 00-21 “Revenue Arrangements with Multiple Deliverables”) states that a delivered item has standalone value to the customer when either: 1) any vendor sells that item separately, or 2) the customer could resell that item on a standalone basis. The services that the Company provides to its customers during the training phase do not meet these requirements as the services provided during the training phase are necessary in order to provide services during the production phase. Therefore, the contractual services arrangement, including the implementation phase with the client is considered one element under the provisions of ASC 605.
To the extent that the contractual arrangement with our clients provides for payments during the training phase, those amounts have been recognized as revenue as the activities are completed during the training phase. The rate paid during the training phase is generally less than the rate charged during the production phase.
Since the deliverables in our arrangements are services that cannot be separated into differing units of accounting, the revenue associated with each agreement is recognized over the period of the entire arrangement using a proportional performance model of revenue recognition. We believe it is appropriate to recognize revenue for the combined unit of accounting for the training phase and production phase based on the revenue guidance otherwise applicable to the predominant deliverable (i.e. the proportional performance model).
By recognizing revenue for the amount billed during the training phase based on the hours incurred, we are recognizing service revenue under the proportional performance method. The rates billed during the training phase are used in conjunction with the proportional performance method rather than the production rate or an average rate. Using one of these rates would potentially accelerate revenue and result in recording a receivable that might not be recoverable should a client terminate a contract. Clients are generally billed based on a per call or per minute which establishes a pattern of performance supporting the proportional performance method. The amounts paid by clients during the training phase are not subject to a potential refund in the event the client terminates the contract. Accordingly, revenue recognized under the proportional performance method is limited to the amount billed to the client.
For those arrangements where services provided during the training phase is unbilled, the Company does not recognize revenue. We feel this is appropriate as accruing revenue during the training phase would result in recognizing an account receivable that would not be recoverable in the event the client terminates the contract, in accordance with ASC 605-25, (formerly paragraph 15 of EITF 00-21). Accordingly, accelerating revenue from the production phase to the training phase is not appropriate.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

Part 2
As previously mentioned, when the Company acquires new clients, typically there are costs that are incurred during the implementation and training phase related to such activities.
Staff Accounting Bulletin Topic 13 provides some limited guidance in this area indicating that registrants can elect to capitalize certain of these costs by analogy to ASC 310-20 Receivables — Nonrefundable Fees and Other Costs (ASC 310) (formerly FAS 91) and ASC 605-20 Revenue Recognition — Services, (formerly FTB90-1). However, the costs eligible for capitalization must have been incurred in connection with specific customer contracts.
The underlying principle of both ASC 310 and ASC 605 is that there are certain costs of a revenue transaction that are so integral to the revenue generating activities that recognition of the costs in a period other than the one in which the related revenue is recognized is inappropriate.
For those contracts that do not provide for billing during the training phase, certain direct and incremental start-up costs are deferred and amortized over the contract period consistent with ASC 310. We believe this is appropriate since revenue recognition would not yet have started for those contracts that do not provide for invoicing. Upon the start of the production phase, revenue is recognized and clients are invoiced, at which time the any additional direct or incremental costs are not capitalized and are expensed as incurred. Capitalizing the costs for those contracts that do not provide for billing during the training phase provides for better matching of revenue and expenses. The amount that we would bill to our clients for initial set up, training, and other implementation costs are contemplated in the overall billing arrangement with our clients. To the extent that these items are not specifically billed during the training and implementation phase they are included in the production rate that we bill to our clients, such that these costs are effectively billed over the term of the agreement.
The asset established for the deferred costs is subject to a different recoverability threshold than the recoverability of the asset that would have been created by recognizing revenue in excess of the amounts being paid by our clients. ASC 605 does not address how to account for costs associated with a delivered item that cannot be separated from the undelivered items included in the arrangement. Accordingly, the accounting for such costs must be based on the conceptual framework and analogies to the limited guidance that does exist. Based on this guidance, we believe that although costs associated with a delivered item may almost always be expensed as incurred, these costs may be capitalized if 1) they create an asset or add to the value of an existing asset, 2) accounting for these costs is not specifically addressed by other authoritative literature, and the vendor has adopted and consistently applies a policy of deferring such costs in a transaction that results in the deferral of revenue, 3) the vendor has an enforceable contract for the remaining deliverables, and 4) delivery of the remaining items included in the arrangement is expected to generate positive margins allowing realization of the capitalized costs. The deferred costs that we capitalize meet these criteria.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

8. Income Taxes, page 54
6.
We note that you benefit from an income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. We also note that you are considered a Free Zone Enterprise in the Dominican Republic and are therefore exempt from income taxes. Please tell us how you considered disclosing the aggregate dollar amount and per share effects of the tax holiday as contemplated by SAB Topic 11C. Also, please tell us whether the tax holiday represents a reconciling item between statutory federal income tax expense and actual effective income tax expense and if so, where the tax holiday is presented in your reconciliation. Please refer to ASC 740-10-50-12.

RESPONSE:
SEC Staff Accounting Bulletin Topic 11C indicates that the notes to the financial statements must (1) disclose the aggregate dollar and per share effects of the tax holiday and (2) briefly describe the factual circumstances including the date on which the special tax status will terminate.
Our Dominican Republic facility commenced operations in October 2009 and had insignificant financial results for the year end 2009, which reflected an immaterial financial loss for the year. As such, the impact of the tax holiday was de minimus and, therefore, the amount was not disclosed. Should this amount become significant in future periods we will disclose the financial impact of the tax holiday. We did disclose that the tax holiday would apply for a period of fifteen years.
The Philippines operations are set up as a branch of the U.S. operations. Therefore, the branch is taxed at the U.S. statutory federal tax rate of 35%. Once the tax holiday lapses, any taxes paid to the Philippine Bureau of Internal Revenue (BIR) would generate a corresponding foreign tax credit in the U.S. This would yield a zero income tax aggregate dollar, and per share effect for any amounts paid to the BIR. Therefore, we did not disclose the impact of the income tax holiday. Our disclosure does include the expiration periods for the tax holiday at each of our Philippine facilities.
ASC 740-10-50-12 indicates that public entities shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. The estimated amount and the nature of each significant reconciling item shall be disclosed.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

The Philippines is setup as a branch of the U.S. operations and not as a separate subsidiary. Given the fact that without regard to the tax holiday (i.e. the Philippines branches being in a tax holiday or not) , we would only pay the U.S. statutory federal income tax rate of 35% on the income in the Philippines, we did not disclose the difference between the statutory federal income tax expense and the actual effective income tax expense.
13. Stock Awards, page 61
7.
Please tell us how you considered the disclosures required by ASC 718-10-50-2(f). In this regard, we note that you have not disclosed the assumptions used to determine the fair value of your 2007 and 2008 options grants.

RESPONSE:
Our filings for fiscal years 2007, 2008 and 2009 included the current year assumptions only. In future filings, we will expand our disclosure to include the assumptions used for all periods where an income statement is presented.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 67
8.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures as of the end of the period covered by your Form 10-K “are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, we note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of SEC Release No. 33-8238.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

RESPONSE:
In accordance with Exchange Act Rule 13a-15(e) we are confirming and will revise in future filings to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Our officers have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
We will revise future filings to clarify these statements.
Exhibits 31.1 and 31.2
9.
We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

RESPONSE:
We acknowledge the language of the certifications required by Item 601 (B)(31) of Regulation S-K. In future filings, we will conform our certifications to be exactly as stated therein and will remove the certifying officer’s title.
Form 8-K Filed February 19, 2010
Exhibit 99.1
10.
We note your disclosure of “adjusted financial results” including “adjusted” revenue, gross profit, income before taxes, income tax expense (benefit), net income, and earnings per share. Please revise your disclosure in future filings to clearly label each of these measures as “non-GAAP” rather than “adjusted.”

RESPONSE:
In future filings we will clearly label such items as “non-GAAP” financial measures.

Andrew B. Szafran
APAC Customer Services, Inc.
May 7, 2010

The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance in this matter.
Please call me at (847) 374-1949 or Robert Nachwalter, General Counsel, at (847) 236-5452 if you have any comments or questions, or if we can be of any assistance.

Sincerely,
/s/ Andrew Szafran
Andrew B. Szafran

cc:
/ Securities and Exchange Commission
David Edgar — Staff Accountant
Christine Davis — Assistant Chief Accountant
Matthew Crispino — Staff Attorney
Mark Shuman — Branch Chief-Legal
Robert B. Nachwalter — APAC